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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 CD RADIO INC.
--------------------------------------------------------------------------------
                                Name of Issuer

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   125127100
--------------------------------------------------------------------------------
                                 CUSIP Number

             CHERYL SOROKIN, EXECUTIVE VICE PRESIDENT AND SECRETARY
          BANKAMERICA CORPORATION, CORPORATE SECRETARY'S OFFICE #13018
                555 CALIFORNIA STREET, SAN FRANCISCO, CA  94104
                                 (415) 622-3530
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications

                               NOVEMBER 20, 1997
--------------------------------------------------------------------------------
             Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement   [ ].  (A fee
is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 125127100                                      PAGE 2 OF 14 PAGES
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Robertson Stephens Orphan Fund
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) or 2(e)
                                                                           [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,069,200
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,069,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,069,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
==============================================================================
*SEE INSTRUCTION BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 125127100                                      PAGE 3 OF 14 PAGES
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bayview Investors, Ltd.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) or 2(e)
                                                                           [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,069,200 shares (Includes shares held by The
     OWNED BY             Robertson Stephens Orphan Fund of which Robertson,
                          Stephens & Company Investment Management, L.P. and
                          Bayview Investors, Ltd. are the general partners.
                          See Item 5.)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,069,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,069,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
==============================================================================
*SEE INSTRUCTION BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 125127100                                      PAGE 4 OF 14 PAGES
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robertson, Stephens & Company Investment Management, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) or 2(e)                                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CALIFORNIA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,881,000 shares (Includes shares held by The
                          Robertson Stephens Orphan Fund of which Robertson,
                          Stephens & Company Investment Management, L.P. and
                          Bayview Investors, Ltd. are the general partners.
                          Includes shares held by The Robertson Stephens Orphan
                          Offshore Fund, L.P. of which Robertson, Stephens &
                          Company Investment Management, L.P. is the general
                          partner. Includes shares held by The Robertson
                          Stephens Global Low-Priced Stock Fund and The
                          Contrarian Fund of which Robertson, Stephens & Company
                          Investment Management, L.P. is investment adviser. See
                          Item 5.)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,881,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,881,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      12.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
==============================================================================
*SEE INSTRUCTION BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 125127100                                      PAGE 5 OF 14 PAGES
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Bayview Holdings, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) or 2(e)                                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,881,000 shares (Includes shares held by The
                          Robertson Stephens Orphan Fund of which Robertson,
                          Stephens & Company Investment Management, L.P. and
                          Bayview Investors, Ltd. are the general partners.
                          Robertson, Stephens & Company Private Equity Group,
                          L.L.C. is general partner of Bayview Investors, Ltd.
                          Bayview Holdings, Inc. is managing member of Robertson, Stephens & Company Private Equity Group,
                          L.L.C. Includes shares held by The Robertson Stephens
                          Orphan Offshore Fund, L.P. of which Robertson,
                          Stephens & Company Investment Management, L.P. is the general partner. Includes shares held by The Robertson
                          Stephens Global Low-Priced Stock Fund and The
                          Contrarian Fund of which Robertson, Stephens & Company
                          Investment Management, L.P. is investment adviser.
                          Bayview Holdings, Inc. is general partner of Robertson
                          Stephens & Company Investment Management, L.P. See
                          Item 5.)

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,881,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,881,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                       [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      12.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
==============================================================================
*SEE INSTRUCTION BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 125127100                                      PAGE 6 OF 14 PAGES
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      BankAmerica Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) or 2(e)                                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,881,000 shares (Includes shares held by The
                          Robertson Stephens Orphan Fund of which Robertson,
                          Stephens & Company Investment Management, L.P. and
                          Bayview Investors, Ltd. are the general partners.
                          Robertson, Stephens & Company Private Equity Group,
                          L.L.C. is general partner of Bayview Investors, Ltd.
                          Bayview Holdings, Inc. is managing member of Robertson, Stephens & Company Private Equity Group,
                          L.L.C. Includes shares held by The Robertson Stephens
                          Orphan Offshore Fund, L.P. of which Robertson,
                          Stephens & Company Investment Management, L.P. is the general partner. Includes shares held by The Robertson
                          Stephens Global Low-Priced Stock Fund and The
                          Contrarian Fund of which Robertson, Stephens & Company
                          Investment Management, L.P. is investment adviser.
                          Robertson Stephens Investment Management Co. owns
                          Bayview Holding, Inc., which is general partner of Robertson, Stephens & Company Investment Management,
                          L.P. See Item 5.)

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,881,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,881,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      12.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
==============================================================================
*SEE INSTRUCTION BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 125127100                                      PAGE 7 OF 14 PAGES
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robertson Stephens Investment Management Co.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) or 2(e)                                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,881,000 shares (Includes shares held by The
                          Robertson Stephens Orphan Fund of which Robertson,
                          Stephens & Company Investment Management, L.P. and
                          Bayview Investors, Ltd. are the general partners.
                          Robertson, Stephens & Company Private Equity Group,
                          L.L.C. is general partner of Bayview Investors, Ltd.
                          Bayview Holdings, Inc. is managing member of Robertson, Stephens & Company Private Equity Group,
                          L.L.C. Includes shares held by The Robertson Stephens
                          Orphan Offshore Fund, L.P. of which Robertson,
                          Stephens & Company Investment Management, L.P. is the general partner. Includes shares held by The Robertson
                          Stephens Global Low-Priced Stock Fund and The
                          Contrarian Fund of which Robertson, Stephens & Company
                          Investment Management, L.P. is investment adviser.
                          Robertson Stephens Investment Management Co. owns
                          Bayview Holding, Inc., which is general partner of Robertson, Stephens & Company Investment Management,
                          L.P. See Item 5.)

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,881,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,881,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      12.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
==============================================================================
*SEE INSTRUCTION BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

==============================================================================
                                 SCHEDULE 13D
------------------------------------------------------------------------------
  CUSIP NO. 125127100                                      PAGE 8 OF 14 PAGES
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robertson, Stephens & Company Private Equity Group, L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]

                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
 5    2(d) or 2(e)                                                         [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,069,200 shares (Includes 1,069,200 shares held by The Robertson Stephens Orphan Fund of which Robertson,
                          Stephens & Company Investment Management, L.P. and
                          Bayview Investors, Ltd. are general partners.
                          Robertson, Stephens & Company Private Equity Group,
                          L.L.C. is general partner of Bayview Investors, Ltd.
                          Bayview Holdings, Inc. is managing member of Robertson, Stephens & Company Private Equity Group,
                          L.L.C.)

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          1,069,200
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,069,200

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13
      7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
==============================================================================
*SEE INSTRUCTION BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

CUSIP NO. 125127100                                               PAGE 9 OF 14



ITEM 1.   SECURITY AND ISSUER.
          --------------------

          This Amended Schedule 13D is filed with respect to the Common Stock of CD Radio Inc. (The "Company"), 1001 22/nd/ Street, NW, 6/th/ Floor, Washington, DC 20037.


ITEM 2:   IDENTITY AND BACKGROUND.
          ------------------------

          This Amended Schedule 13D is filed on behalf of The Robertson Stephens Orphan Fund ("Orphan"), Bayview Investors, Ltd. ("Bayview"), Robertson, Stephens & Company Investment Management, L.P. ("Investment Adviser"), Robertson, Stephens & Company Private Equity Group, L.L.C ("Private Equity Group"), Bayview Holdings, Inc. ("Bayview Holdings"), BankAmerica Corporation ("BAC"), and Robertson Stephens Investment Management Co. ("Robertson Parent"), collectively known as Filing Parties.

          This Amended Schedule 13D relates to the direct beneficial ownership in the shares of the Company by Orphan, The Robertson Stephens Orphan Offshore Fund, L.P. ("Orphan Offshore"), The Robertson Stephens Global Low-Priced Stock Fund ("Low-Priced"), and The Contrarian Fund ("Contrarian") (the "Funds"), and the indirect beneficial ownership of Bayview, Investment Adviser, Bayview Holdings, Private Equity Group, BAC, and Robertson Parent in the shares of the Company held by the Funds.


I. (a) Orphan is a California limited partnership. Investment Adviser and Bayview are the general partners.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104
          (principal office and principal place of business)

     (c)  investments in securities

II. (a) Orphan Offshore is a Cayman Islands limited partnership. Investment Adviser is the general partner.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104
          (principal office and principal place of business)

     (c)  investment in securities

III. (a) Low-Priced is a series of Robertson Stephens Investment Trust ("RSIT"), a Massachusetts business trust. Its investment adviser is Investment Adviser.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104
          (principal office and principal place of business)

CUSIP NO. 125127100                                             PAGE 10 OF 14

     (c)  registered investment company

IV. (a) Bayview is a California limited partnership. Bayview and Investment Adviser are the general partners of Orphan.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104

     (c)  Limited Partnership

V. (a) Bayview Holdings is a Delaware corporation. Bayview Holdings, a wholly owned subsidiary of Robertson Parent, is the general partner of Investment Adviser.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104
          (principal office and principal place of business)

     (c)  holding company

VI. (a) Investment Adviser is a California limited partnership. It is investment adviser to Low-Priced and general partner to Orphan and Orphan Offshore.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104
          (principal office and principal place of business)

     (c)  registered investment advisor

VII. (a)  BAC is a Delaware corporation.  It wholly owns Robertson Parent.

     (b)  Corporate Secretary's Office #13018
          555 California Street
          San Francisco, CA  94104
          (principal office and principal place of business)

     (c)  bank holding company

VIII.(a) Robertson Parent is a Delaware corporation. It is wholly owned by BAC. It owns Bayview Holdings.

     (b)  Corporate Secretary's Office #13018
          555 California Street
          San Francisco, CA  94104
          (principal office and principal place of business)

     (c)   holding company

CUSIP NO. 125127100                                               PAGE 11 OF 14

IX. (a) Private Equity Group is a Delaware limited liability company. It is general partner of Bayview. Bayview Holdings is managing member of Private Equity Group.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104
          (principal office and principal place of business)

     (c)  holding company

X. (a) Contrarian is a series of Robertson Stephens Investment Trust ("RSIT"), a Massachusetts business trust whose investment adviser is Investment Adviser.

     (b)  555 California Street, Suite 2600
          San Francisco, CA  94104
          (principal office and principal place of business)

     (c)  business trust, registered investment company.



     Certain information regarding the directors and executive officers of the Filing Parties is set forth in Exhibit B, previously filed.

     During the last five years, neither the entities mentioned above, nor, to their best knowledge, any person named in Exhibit B attached hereto, has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     BAC incorporates by reference the material under Item 3, "Legal Proceedings," in its Annual Report on Form 10-K for the year ended December 31, 1996, and the material in its Current Report on Form 8-K for May 5, 1997 (File No. 1-7377).


ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
         --------------------------------------------------

       The securities with respect to which this Amended Schedule 13D is filed were purchased by the Funds using working capital contributed by their respective partners and shareholders.

ITEM 4:  PURPOSE OF TRANSACTION:
         -----------------------

         The securities were purchased by the Funds in the ordinary course of business and not with the intention nor effect of changing or influencing control of the Company. The reporting persons may sell all or part or acquire additional securities of the Company depending on market conditions and other economic factors.

CUSIP NO. 125127100                                              PAGE 12 OF 14

         The filing of this statement shall not be construed as an admission that BAC, Bayview Holdings or Robertson Parent is, for the purposes of Section 13(d), or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.


ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

         (a) (b) The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Amended Schedule 13D that are beneficially owned by the persons listed in Item 2 are as follows:


                               No. of Shares
     Name of                   Beneficially    Percentage of
     Beneficial Owner(1)           Owned           Class
     --------------------------------------------------------

     Orphan                        1,069,200             7.0%
     Orphan Offshore                 226,800             1.5%
     Low-Priced                       60,000              .4%
     Contrarian                      525,000             3.4%
     Investment Adviser            1,881,000            12.2%
     Bayview                       1,069,200             7.0%
     Bayview Holdings              1,881,000            12.2%
     BAC                           1,881,000            12.2%
     Robertson Parent              1,881,000            12.2%
     Private Equity Group          1,069,200             7.0%

(1) As reflected in the cover pages, which are incorporated by reference, certain of the reporting parties may be deemed to have beneficial ownership of holdings of the Funds due to their management of portfolio investments for the Funds, or due to their ownership of entities which provide such management.

     (c) The following is a list of transactions by the filing parties in the last 60 days.

Entity             Date                Shares             Price         Transaction
------             ----                ------             -----         -----------
Low-Priced         11/17/97            5,000              20.88         open mkt sale
                                                                        (NASDAQ)
Low-Priced         11/26/97            5,000              18.25         open mkt sale
                                                                        (NASDAQ)
Contrarian         11/20/97            525,000            18.00         open market
                                                                        purchase
                                                                        (underwritten
                                                                        offering)


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER.
          ----------------------------

CUSIP NO. 125127100                                              PAGE 13 OF 14

        See Item 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         ---------------------------------

         Exhibit A  -   Joint Filing Agreement (previously filed)
         Exhibit B  -   Directors and Executive Officers (or persons serving in
                        similar capacities) of the Filing Parties (previously filed)

CUSIP NO. 125127100                                              PAGE 14 OF 14

SIGNATURE
---------

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   December 1, 1997



       THE ROBERTSON STEPHENS ORPHAN FUND, A CALIFORNIA LIMITED PARTNERSHIP*

       BAYVIEW INVESTORS, LTD., A CALIFORNIA LIMITED PARTNERSHIP*

       ROBERTSON, STEPHENS & COMPANY INVESTMENT MANAGEMENT, L.P., A CALIFORNIA LIMITED PARTNERSHIP*

       BAYVIEW HOLDINGS, INC.*

       ROBERTSON, STEPHENS & COMPANY PRIVATE EQUITY GROUP, L.L.C.*

       BANKAMERICA CORPORATION*

       ROBERTSON STEPHENS INVESTMENT MANAGEMENT CO.*



*By:   /s/  JEFFREY R. LAPIC

       Jeffrey R. Lapic
       Assistant General Counsel of
       Bank of America National Trust and Savings Association and Authorized Attorney-in-Fact